UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya

Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 26, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (the “Company”) Presents Its Translated From Hebrew
Interim Financial Statements as of March 31, 2013

Attached hereto is an English translation (from Hebrew) of our interim financial statements and additional information as submitted on the Tel Aviv Stock Exchange.

The following documents are included:

A.	Board of Directors' Report as of March 31, 2013.

B.	Reviewed Condensed Consolidated Financial Statements as of March 31, 2013.

C.	Separate Financial Information as of March 31, 2013 in accordance with Regulation 38d of the Israeli Securities Regulations (Periodical and Immediate Reports) - 1970.

D.	Interim Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure as of March 31, 2013, Pursuant to Regulation 38c(a) of the Israeli Securities Authority.

E.	Condensed Pro Forma Interim Consolidated Financial Statements as of March 31, 2013, in accordance with Regulation 38b of the Israeli Securities Regulations (Periodical and Immediate Reports) – 1970.

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE CORPORATION'S STATE OF AFFAIRS

AS OF MARCH 31, 2013

The board of directors of XTL Biopharmaceuticals Ltd. ("the Company") hereby presents the Company's directors' report for the three months period ended March 31, 2013.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis ("the Group"), unless explicitly stated otherwise.

The directors' report contains, among other, a brief description of the Company's business, its financial position, an analysis of operating results and the effect of events during the reporting period on the data in the consolidated financial statements of the Company as of March 31, 2013 ("the financial statements"). The directors' report was prepared based on the assumption that the reader also has at its disposal the Company's directors' report for the year ended December 31, 2012.

1.	PART 1 - THE BOARD OF DIRECTORS' EXPLANATIONS FOR THE STATE OF THE CORPORATION'S BUSINESS

1.1	A brief description of the Company's business

The Company was incorporated under the Israeli Companies Law on March 9, 1993. The Company is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm.

The Company is a public company traded on the Tel-Aviv Stock Exchange ("TASE") and its American Depository Receipts ("ADRs") are quoted on the Pink Sheets.

A-1

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. (as of the date of acquisition) ("InterCure"), a public company whose shares are traded on the TASE and is engaged in the research, development, marketing and sale of home medical devices for the non-medicinal and non-invasive treatment of various diseases such as hypertension, congestive cardiac failure, insomnia and stress. As of March 31, 2013, the Company holds approximately 45.41% of InterCure's issued and outstanding share capital (see also Note 5 to the annual consolidated financial statements for 2012). On May 16, 2013, the Company's Board approved the conversion of the loan which had been extended to InterCure into 7,620,695 Ordinary shares of InterCure as determined in the acquisition agreement. Following said conversion and as of the date of the approval of the financial statements, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital (As for developments after the reporting period' see note 6 below).

On November 21, 2012, the Company acquired approximately 31.35% of the shares of Proteologics Ltd. ("Proteologics"), a public company whose shares are traded on the TASE. As of March 31, 2013, the Company holds approximately 30.88% of Proteologics' issued and outstanding share capital (see also Note 12 to the annual consolidated financial statements for 2012).

As of the date of the financial statements, the Company is in stages of planning for the implementation of a phase 2 clinical trial of the recombinant EPO ("rHuEPO") drug for treating Multiple Myeloma patients. As part of said preparations, the Company conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients to assist in targeting the phase 2 clinical trial protocol. The Company has expanded the study to additional centers in order to collect additional data beyond the original study plan. The data collected in the preliminary study will be combined in the plans and preparations for the implementation of the phase 2 clinical trial, as needed, which the Company expects to obtain approval for its conduct by the end of the fourth quarter of 2013.

On November 30, 2011, the Company completed the MinoGuard transaction according to which the Company acquired the activity of MinoGuard Ltd. ("MinoGuard"), founded by Mor Research Applications Ltd. ("Mor"), by obtaining an exclusive license to MinoGuard's entire technology, including the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) in return for royalties on sales and milestone payments to be provided throughout the clinical development process with no additional consideration. The drug is based on a combination of existing antipsychotic drugs and a known medicinal compound (Minocycline).

A-2

The Company has rights in patents and other assets in the field of treating Hepatitis C (the DOS program) which have been transferred to Presidio Pharmaceuticals Inc. ("Presidio") and returned to the Company by Presidio in August 2012 (see more details in Note 18a to the annual consolidated financial statements for 2012). The Company intends to examine the renewal of activity in the field of Hepatitis C and/or locate strategic partners for the continued development and marketing of drugs for treating Hepatitis C based on the DOS technology which had been returned by Presidio.

The following are the Company's subsidiaries as of March 31, 2013:

a.	InterCure - a publicly traded company on the TASE. InterCure has two subsidiaries - InterCure Inc., incorporated in the U.S., and InterCure UK, incorporated in the UK (inactive).

b.	Xtepo Ltd. ("Xtepo") - a private company incorporated in Israel in November 2009 which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

c.	XTL Biopharmaceuticals Inc. ("XTL Inc.") - a U.S. company incorporated in 1999 under the laws of the State of Delaware, USA and was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary (a sub-subsidiary of the Company) - XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware, USA. As of the date of the approval of the financial statements, XTL Inc. and XTL Development are inactive.

1.2	Significant events during the period

1.2.1	On February 21, 2013, the Company's extraordinary general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company decided to extend the exercise period of said warrants from February 27, 2013 to December 31, 2013. This decision was subject to the approval of the District Court pursuant to Section 350 to the Israeli Companies Law, 1999. On March 12, 2013, the Court approved the decision to extend the exercise period of the warrants.

1.2.2	In keeping with the negotiations held between the Company and Kitov Pharmaceuticals Ltd. (see Note 18a to the annual consolidated financial statements for 2012), on March 5, 2013, the parties to the transaction decided to cease the negotiations as they failed to yield any binding agreement.

A-3

1.2.3	During the reporting period, holders of the Company's warrants (series 2) exercised 31,410 warrants (series 2) into 31,410 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 1.02 per warrant. The overall proceeds from the exercise of the warrants (series 2) totaled approximately $ 9 thousand (approximately NIS 32 thousand).

1.2.4	InterCure

1.2.4.1	On January 21, 2013, InterCure announced that the examination conducted as part of the process of concluding the engagement with Mr. Erez Gavish, the former CEO ("Mr. Gavish"), revealed several issues which require inspection in connection with InterCure's actions during Mr. Gavish's term as CEO, including the legal validity granted to the license agreement of October 2011 signed between InterCure and a company controlled by Dr. Benjamin Gavish (Mr. Gavish's father and an interested party in InterCure at the time). InterCure's Board appointed a committee which includes an external attorney hired for this purpose and another director in InterCure in order to investigate the issue and provide the Board conclusions. In addition, a notice was delivered to Mr. Gavish and Dr. Gavish on the establishment of said committee which summoned the two to provide explanations regarding the issues under inspection and requested that they inform any of their future potential partners or investors of the inspection of the legal validity of said license agreement (see more details in paragraph 4.1 below).

1.2.4.2	On March 21, 2013, Prof. Reuven Zimlichman was appointed as InterCure's medical director. According to his consulting agreement, he will provide InterCure services consisting of research and development consulting, intellectual property and medical regulation management. Prof. Zimlichman was granted 130,000 stock options exercisable into 130,000 Ordinary shares of InterCure for an exercise increment of NIS 0.54 per stock option. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. Alternatively, if as a result of the signing of an agreement between InterCure and a medical institution (such as a Health Management Organization) for the sale of InterCure's products through the medical institution the total sales of InterCure's products exceed US$ 175,000, then 30% of the then unvested stock options will vest. The fair value of all the stock options using the Black-Scholes model in accordance with the provisions of IFRS 2 as of the date of InterCure's Board's approval approximates $ 9 thousand. The exercise period of the stock options is a maximum of 10 years from the date of grant.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 92.21%, risk-free interest rates of 2.76%-3.21% and expected life of 5-6.5 years.

A-4

1.3	The financial position, operating results, liquidity and financing resources

The Company has incurred continuing losses and its entire income at this stage originates from InterCure, a subsidiary in which the control was acquired on July 25, 2012. The Company depends on external financing resources to continue its activities. Based on existing business plans, the Company's management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities through at least into the third quarter of 2014 (independently of InterCure). However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management's current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2013 arising from research and development activities, evaluating additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will be forced to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to dispose of marketable securities held by it or minimize its activities, sell or grant a sublicense to third parties to use all or part of its technologies.

1.3.1	The financial position

Balance sheet highlights (U.S. dollars in thousands)

	March 31, 2013		December 31, 2012
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	10,421	100%	11,086	100%
Equity attributable to equity holders of the Company	6,826	66%	7,353	66%
Non-controlling interests	2,001	19%	2,071	19%
Current assets	3,330	32%	3,792	34%
Investment in associate	2,203	21%	2,336	21%
Property, plant and equipment	74	1%	72	1%
Intangible assets	4,814	46%	4,886	44%
Current liabilities	1,581	15%	1,649	15%
Non-current liabilities	13	0%	13	0%

A-5

Equity

The Company's equity as of March 31, 2013 (including non-controlling interests) was approximately $ 8,827 thousand. Equity attributable to equity holders of the Company as of March 31, 2013 totaled $ 6,826 thousand, a decrease of approximately $ 527 thousand from December 31, 2012, representing approximately 65% of total balance sheet compared to 66% of total balance sheet as of December 31, 2012. The decrease in equity attributable to equity holders of the Company is mainly a result of the loss for the period (offset by share-based payment expenses).

The balance of non-controlling interests as of March 31, 2013 was approximately $ 2,001 thousand, representing the other shareholdings in InterCure. As of March 31, 2013, the Company holds approximately 45.41% of InterCure's issued and outstanding share capital and approximately 54.72% as of the date of the approval of the financial statements after converting the loan extended to InterCure in the context of the acquisition of July 25, 2012 into shares.

Assets

Total current assets as of March 31, 2013 were approximately $ 3,330 thousand, a decrease of approximately $ 462 thousand, compared to approximately $ 3,792 thousand as of December 31, 2012. The change is primarily a result of a decrease in the Group's balances of cash and short-term deposits which totaled approximately $ 2,720 thousand as of March 31, 2013, a decrease of approximately $ 592 thousand compared to the balances of cash and short-term deposits totaling approximately $ 3,312 thousand as of December 31, 2012. This decrease is mainly a result of the Group's current operations. The balances of cash and short-term deposits as of March 31, 2013, excluding InterCure, totaled approximately $ 2,030 thousand, a decrease of approximately $ 316 thousand compared to the balance as of December 31, 2012, which is mainly explained by the cash flows used in operating activities.

The carrying amount of trade receivables as of March 31, 2013 was approximately $ 99 thousand compared to approximately $ 76 thousand as of December 31, 2012. The balance arises from InterCure's trade receivables.

The average customer days as of March 31, 2013 and December 31, 2012 were 12 and 24 days, respectively. The average customer days as of March 31, 2013 decreased compared to December 31, 2012 due to a change in the mix of sale consisting mainly of an increase in direct sales, channels whose customer days are smaller than those of resellers. The balance of trade receivables mainly arises from sales to UK and U.S. chains. The Company's current standard payment terms for retail distribution channels are 30 credit days and 3-5 days for direct sale channels.

A-6

The carrying amount of inventories as of March 31, 2013 totaled approximately $ 323 thousand compared to approximately $ 299 thousand as of December 31, 2012. The increase in inventories is principally explained by the fact that InterCure has acted to increase inventories since the date of completing the debt refinancing and the transaction with the Company and Medica Fund as described above in order to expand its operations and minimize conveyance costs.

The carrying amount of other accounts receivables in the statement of financial position as of March 31, 2013 totaled approximately $ 166 thousand (approximately $ 112 thousand excluding InterCure) compared to approximately $ 153 thousand as of December 31, 2012 (approximately $ 117 thousand excluding InterCure) with no material change. The balance mainly includes government authorities and prepaid expenses.

The investment in an associate includes the Company's investment in Proteologics. As of March 31, 2013, the investment totaled approximately $ 2,203 thousand compared to approximately $ 2,336 thousand as of December 31, 2012. The investment is recorded in the Company's books at equity. During the period, the Company recorded losses from the investment in an associate totaling approximately $ 190 thousand against an increase in the investment from foreign currency translation differences of foreign operations of approximately $ 51 thousand.

Property, plant and equipment as of March 31, 2013 totaled approximately $ 74 thousand (approximately $ 34 thousand excluding InterCure) compared to approximately $ 72 thousand as of December 31, 2012 (approximately $ 31 thousand excluding InterCure) with no material change.

The carrying amount of intangible assets as of March 31, 2013 was approximately $ 4,814 thousand compared to approximately $ 4,886 thousand December 31, 2012. The balance comprises an amount representing the patent license for the exclusive use of the rHuEPO drug for treating Multiple Myeloma and the related knowhow and studies underlying the patent in a total of approximately $ 2,265 thousand, including transaction costs of approximately $ 187 thousand. The balance also includes technology totaling approximately $ 1,764 thousand and brand name totaling approximately $ 455 thousand from the InterCure acquisition transaction. The change in the carrying amount as of March 31, 2013 compared to December 31, 2012 arises mainly from the current amortization of said technology and brand name.

A-7

Current liabilities

The carrying amount of current liabilities as of March 31, 2013 totaled approximately $ 1,581 thousand (approximately $ 658 thousand excluding InterCure), compared to approximately $ 1,649 thousand as of December 31, 2012 (approximately $ 757 thousand excluding InterCure). The decrease is primarily a result of the repayment of liabilities to professional service providers and the payment of grants to officers for the capital raising of 2012.

1.3.2	Analysis of the operating results

Condensed statements of income (U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	$000

Revenues	673	-	938
Cost of sales	(199)	-	(380)

Gross profit	474	-	558

Research and development expenses	(18)	(17)	(99)
Selling and marketing expenses	(686)	-	(848)
General and administrative expenses	(700)	(384)	(2,769)
Other gains, net	7	-	802

Operating loss	(923)	(401)	(2,356)

Finance income (expenses), net	11	32	45

Earnings (losses) from investment in associate	(190)	-	569

Loss for the period	(1,102)	(369)	(1,742)

Other comprehensive income:
Foreign currency translation differences	51	-	114

Total other comprehensive income	51	-	114

Total comprehensive loss for the period	(1,051)	(369)	(1,628)

Loss for the period attributable to:
Equity holders of the Company	(872)	(369)	(1,390)
Non-controlling interests	(230)	-	(352)

Total loss for the period	(1,102)	(369)	(1,742)

Total comprehensive loss for the period attributable to:
Equity holders of the Company	(821)	(369)	(1,276)
Non-controlling interests	(230)	-	(352)

Total comprehensive loss for the period	(1,051)	(369)	(1,628)

A-8

Revenues

Sales in the three months period ended March 31, 2013 totaled approximately $ 673 thousand, originating from InterCure. InterCure's main sales in U.S. and Canadian markets totaled approximately $ 574 thousand and in the UK totaled approximately $ 91 thousand. In the fourth quarter of 2012, sales in InterCure totaled approximately $ 595 thousand, of which a total of approximately $ 497 thousand is from sales in the U.S. and Canada and approximately $ 95 thousand from sales in the UK.

Gross profit

Gross profit in the three months period ended March 31, 2013 totaled approximately $ 474 thousand and approximately $ 527 thousand without amortizing excess cost in the transaction.

Gross profit as a whole originates from the subsidiary InterCure, whose average gross profit in the reporting periods ranges between 74% and 78%. This profit is affected by the ratio of direct/online sales which have a relatively high profit margin to sales through distributors which have a relatively lower profit margin. Cost of sales includes amortization of excess cost attributable to technology identified in the acquisition in a total of approximately $ 53 thousand.

Research and development expenses

Research and development expenses in the three months period ended March 31, 2013 totaled approximately $ 18 thousand, compared to approximately $ 17 thousand in the corresponding period of last year. Research and development expenses comprise mainly medical regulation costs, clinical insurance expenses and other medical consulting costs. Research and development expenses attributable to InterCure in the reporting period amount to approximately $ 8 thousand.

Selling and marketing expenses

Selling and marketing expenses in the three months period ended March 31, 2013 totaled approximately $ 686 thousand, originating entirely from InterCure. Selling and marketing expenses include advertising expenses (mainly media expenses) of approximately $ 321 thousand compared to a gross profit of approximately $ 527 thousand (less amortization of excess cost), which represents an average contribution (gross profit less direct/online advertising costs divided by direct/online advertising expenses) of about 64%. These expenses also include online sales and marketing services rendered by Giboov in a total of approximately $ 104 thousand and share-based payment of approximately $ 137 thousand in respect of stock options granted to Giboov.

A-9

General and administrative expenses

General and administrative expenses in the three months period ended March 31, 2013 totaled approximately $ 700 thousand, compared to approximately $ 384 thousand in the corresponding period of last year. General and administrative expenses in the reporting period excluding InterCure totaled approximately $ 526 thousand. The increase in general and administrative expenses (excluding expenses attributable to InterCure) in relation to the corresponding quarter of last year is principally explained by the increase in share-based payment to employees and directors in respect of which the expenses in the period are recorded according to the Black and Scholes model and the staircase method so that the expense is higher in initial periods and offset by grants to employees in connection with the capital raising in the corresponding period of last year. Moreover, general and administrative expenses attributable to InterCure in the reporting period totaled approximately $ 174 thousand and consist mainly of salaries, professional services, patent maintenance and share-based payment to directors and employees.

Other gains, net

Other gains in the three months period ended March 31, 2013 totaled approximately $ 7 thousand. These gains arise from the exercise and expiration of stock options in an associate during the reporting period.

Finance income (expenses), net

Finance income, net in the three months period ended March 31, 2013 totaled approximately $ 11 thousand compared to approximately $ 32 thousand in the corresponding period of last year. The decrease in finance income derives mainly from a decrease in exchange rate gains originating from the revaluation of the NIS in relation to the U.S. dollar in respect of balances of NIS financial assets, net.

Losses from investment in associate

The Company incurred losses totaling approximately $ 190 thousand from the investment in Proteologics, recorded at equity. As of March 31, 2013, the Company holds approximately 30.88% of Proteologics' issued and outstanding share capital. In the reporting period, the Company recorded losses totaling approximately NIS 1,967 thousand (approximately $ 531 thousand) (excluding amortization of excess cost totaling approximately $ 82 thousand).

A-10

Taxes on income

The Group did not incur taxes on income (tax benefits) in the three months period ended March 31, 2013 or in the corresponding period of last year.

Loss and comprehensive loss for the period

The loss attributable to equity holders of the Company in the three months period ended March 31, 2013 amounted to approximately $ 872 thousand compared to approximately $ 369 thousand in the corresponding period of last year.

The comprehensive loss attributable to equity holders of the Company in the three months period ended March 31, 2013 amounted to approximately $ 821 thousand compared to approximately $ 369 thousand in the corresponding period of last year. In the first quarter of 2013, the comprehensive loss includes the effect of foreign currency translation differences from the investment in Proteologics whose functional currency is the NIS.

Basic and diluted loss in the three months period ended March 31, 2013 amounted to approximately $ 0.004 per share compared to $ 0.002 in the corresponding period of last year.

Cash flows

Cash flows used in operating activities in the three months period ended March 31, 2013 totaled approximately $ 553 thousand, compared to cash flows used in operating activities of approximately $ 283 thousand in the corresponding period of last year, a negative increase of approximately $ 270 thousand. InterCure's share in the cash flows used in operating activities in the period totaled approximately $ 202 thousand. Cash flows used in the Group's operating activities in the three months period ended March 31, 2013 excluding InterCure totaled approximately $ 351 thousand. The increase compared to the corresponding quarter of last year mainly arises from payments made in the period to professional service providers and the payment of grants to officers in connection with the capital raising round of 2012.

Cash flows provided by investing activities in the three months period ended March 31, 2013 totaled approximately $ 502 thousand compared to approximately $ 982 thousand in the corresponding period of last year. The changes between the periods mostly reflect the movement in short-term deposits in the periods.

A-11

Cash flows provided by financing activities in the three months period ended March 31, 2013 totaled approximately $ 9 thousand, originating from the exercise of stock options (series 2) in the period. Cash flows provided by financing activities in the corresponding period of last year totaled approximately $ 3,770 thousand, originating from the capital raised in the private placement of March 2012 and the exercise of stock options (series 2) in the period.

1.3.3	Financing resources

The Group's income from operations at this stage derives solely from InterCure, the subsidiary. The Group finances its R&D operations from raising capital, its own capital and from current credit from suppliers and service providers. As of March 31, 2013, the Company's balance of cash and cash equivalents and short-term deposits amounted to approximately $ 2,742 thousand (approximately $ 2,053 thousand excluding InterCure). During the period, stock options (series 2) were exercised in a total net amount of approximately $ 9 thousand (see 1.2.4 above).

1.3.4	Pro forma statements

In accordance with Regulation 38b to the Israeli Securities Regulations (Periodic and Immediate reports), 1970 the company prepared condensed pro forma interim consolidated financial statements ("Pro forma statements"). The pro forma statements were presented in order to reflect the group's operating results had the InterCure acquisition transaction been completed on January 1, 2012. For further information see the pro forma interim consolidated financial statements.

2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	The person responsible for managing market risks in the Group is Ronen Twito, the Company's Deputy CEO and CFO.

b.	Description of the market risks to which the Group is exposed - the Group's activities expose it to a variety of market risks including the changes in the exchange rates of the NIS in relation to the U.S. dollar (the Group's functional currency).

c.	The policy of the Group in managing market risks - on March 29, 2012, the Board determined that the Company's management is authorized to act to hold NIS at the required amount for the repayment of NIS-denominated liabilities from time to time and as timely suitable for a consecutive period of nine to twelve months each time. InterCure's Board decided to invest the majority of cash balances in InterCure in short-term dollar-linked deposits and the remaining cash balances in NIS deposits.

A-12

d.	Supervision of risk management policy - the Group identifies and assesses the principal risks facing it. The financial risks management is performed by the Group subject to the policy approved by the Company's Board.

2.1.1	Exchange rate risk

Most of the Group's revenues and expenses are denominated in U.S. dollars and partly in British Pound against which the Group holds its available liquid resources in or linked to dollars. Nevertheless, in respect of some of the expenses which are denominated in NIS and create exposure to the changes in the exchange rate of the NIS in relation to the dollar, the Group holds part of its liquid resources in NIS, based on the decision of the Board as above, in order to minimize the currency risk.

As a hedge against economic exposure, which does not significantly contradict the accounting exposure, the Company holds substantially all of its current assets in or linked to dollar.

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

In recent years, the world has experienced several events both in the political-security realm and in the economic realm which have shaken the international markets in general and the Israeli market in particular. In the first quarter of 2013, the tensions in Israel's northern border persisted in the backdrop of the civil war in Syria as well as the tensions arising from Iran's pursuing of its nuclear plan. In 2012, the domestic security tensions were felt both in the southern border of Israel (Operation "Pillar of Defense" in the Gaza Strip and terrorist attacks from the Sinai border). These factors are liable to harm growth and the market's activity and stability.

As for the global economic crisis which has been felt for the last few years, during the last two years, the European economy showed signs of deterioration as reflected, among others, by lowering the credit rating of several countries in the Eurozone by international rating agencies including France, Spain, Italy, Ireland, Greece, Portugal, Belgium, Cyprus and Slovenia. This credit downgrading has led to the resignation of prime ministers in some of those countries after having been asked to implement extensive budget cuts.

Also, during 2011, one of the rating companies lowered the credit rating of the U.S.

A-13

The Group's management estimates that since the Group's investment policy is to invest only in bank deposits in currencies that are used for its current needs (U.S. dollar, which is the Group's functional currency and NIS - based on its needs and the Board's decision), it is not directly exposed to changes in the market prices of quoted securities.

Also, since the Group is in development stages and has no revenues from operations at this stage (excluding InterCure) and its expense budget relies on several suppliers and service providers, the events described above have relatively low impact on its results, compared to companies that sell their products. Nevertheless, since the Group funds its operations mainly from its own capital, as above, the events described above have a significant effect on the Group's ability to raise funds in the future in order to finance its plans and activity, which will require the Company to minimize its activities, sell or grant a sublicense to third parties to use all or part of its technologies in order to support its operations (see Note 1b to the annual consolidated financial statements).

As for InterCure, the financial crisis in the main markets of the U.S. and the UK continues to significantly affect InterCure. The developments and crises in the markets in general and particularly the economic slowdown, reduced consumer spending and decrease in the Consumer Confidence Index are all liable to adversely affect InterCure's business results, available cash flows, value of assets, business position, financial covenants, ability to distribute dividends and ability to raise financial resources, if needed, as well as the financing terms of such raising.

2.2	Report of linkage basis

Linkage basis of balance sheet items as of March 31, 2013:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:
Cash and cash equivalents	1,086	582	1	-	1,669
Short-term deposits	502	549	-	-	1,051
Trade receivables	83	3	13	-	99
Other accounts receivable	28	79	-	59	166
Restricted deposits	-	22	-	-	22
Inventories	-	-	-	323	323

	1,699	1,235	14	382	3,330
Liabilities:
Trade payables	553	247	3	-	803
Other accounts payable	443	335	-	-	778
Employee benefit liabilities	-	-	-	13	13

	996	582	3	13	1,594

Monetary assets less monetary liabilities	703	653	11	369	1,736

A-14

Linkage basis of balance sheet items as of March 31, 2012:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:

Cash and cash equivalents	2,515	2,097	1	-	4,613
Short-term deposits	400	-	-	-	400
Accounts receivable	-	51	-	39	90
Restricted deposits	-	21	-	-	21

	2,915	2,169	1	39	5,124
Liabilities:

Trade payables	95	11	1	-	107
Other accounts payable	310	334	-	-	644

	405	345	1	-	751

Monetary assets less monetary liabilities	2,510	1,824	-	39	4,373

2.3	Sensitivity analysis

Reporting on the exposure to financial risks:

Sensitivity to changes in the exchange rate of the dollar in relation to the NIS:

	Gain (loss) from changes			Gain (loss) from changes
	+ 10%	+ 5%	31.3.2013	- 5%	- 10%
	$000

Cash and cash equivalents	58	29	582	(29)	(58)
Short-term deposits	55	27	549	(27)	(55)
Trade receivables	-	-	3	-	-
Other accounts receivable	8	4	79	(4)	(8)
Short-term restricted deposits	2	1	22	(1)	(2)
Trade payables	(25)	(12)	(247)	12	25
Other accounts payable	(34)	(17)	(335)	17	34

Exposure in the linkage balance sheet	64	32	653	(32)	(64)

A-15

3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	Policy of granting donations

As of the reporting date, the Company did not determine a policy on granting donations and during the reporting period the Company did not make any donations.

3.2	The Company's internal auditor

There was no material modification to the data pertaining to the Company's internal auditor as it was shown in the Company's periodic report for the year ended December 31, 2012.

3.3	The Company's Board

3.3.1	In the reporting period, four meetings of the Board were held and one meeting of the committee that examines the financial statements/the audit committee.

3.3.2	There was no material modification to the data pertaining to directors with accounting and financial qualifications as it was shown in the Company's periodic report for the year ended December 31, 2012.

3.3.3	The Company did not adopt in its articles a provision regarding the tenure of independent directors.

3.4	The Company's auditor

There was no material modification to the data pertaining to the Company's auditor as it was shown in the Company's periodic report for the year ended December 31, 2012.

3.5	Disclosure of the financial statements approval process

The Company's Board transferred the overall responsibility to the financial statements to the members of the audit committee as the committee that examines the financial statements. Below are the names and details of the members of the committee that examines the financial statements:

Chairman of the committee - Mr. Jaron Diament, external director, expert in accounting and financing.

Ms. Dafna Cohen - external director, expert in accounting and financing.

Mr. Marc Allouche - director, expert in accounting and financing.

A-16

As for details of their qualifications, education, experience and knowledge, see chapter D, Regulation 26 to the periodic report of 2012.

After being nominated, the committee's members gave the Company a declaration pursuant to the provisions of article 3 to the Israeli Companies Regulations (Directives and Conditions for Approving Financial Statements), 2010 as to having accounting and financing qualifications in accordance with the Israeli Companies Regulations (Conditions and Tests of Director with Accounting and Financing Qualification and Director with Professional Qualification), 2005.

Several days before the meeting of the committee, the Company's draft consolidated financial statements, draft report on the description of the corporation's business, draft directors' report, draft report on separate financial information and draft report on the effectiveness of internal control over financial reporting and disclosure are delivered to the members of the committee.

The meeting of the committee that examines the financial statements which was held on May 26, 2013 was also attended, besides the members of the committee, the Deputy CEO and CFO, Ronen Twito, the Company's legal consultants, Ronen Kantor, Adv. and Ron Soulema, Adv., and representatives of the Company's auditors (Kesselman & Kesselman, CPAs-PWC Israel), Ido Heller, CPA and Tziona Edri, CPA.

At the meeting of the committee in which the financial statements are discussed, Deputy CEO and CFO review in a detailed manner the key points of the financial statements, the Company's financial results, financial position and cash flows. This presentation comprises an analytical analysis and it gives details of the composition of and movement in material items and a comparison is made to previous periods.

In the meeting, a discussion is held in the issue of estimates and judgments made in connection with the preparation of the financial statements as well as valuations used in the preparation of the financial statements and internal controls over financial reporting. In the framework of the discussion, the auditors give their reference to the audit procedure and to the data in the financial statements. Also, the Deputy CEO and CFO review significant transactions that were carried out and any changes that occurred in the Company during the reporting period compared to corresponding periods presented. In this framework, a discussion is held during which the members of the committee raise questions regarding the financial statements.

In the framework of the discussion, the committee forms its recommendation to the Board, among others, about the estimates and judgments made in connection with the financial statements, internal controls over financial reporting, overall financial statements disclosures and appropriateness, accounting policies adopted and the accounting treatment applied to the Company's material issues, valuations and impairment losses of assets, including the assumptions and estimates used to support the data in the financial statements.

A-17

The committee that examines the financial statements transferred its recommendations to approve the financial statements to the Board's members. The members of the Company's Board believe that the recommendations of the committee that examines the financial statements have been transferred reasonably enough before the discussion, considering the scope and complexity of the recommendations. The Company's Board stated that a two-day difference between the meeting of the committee in the issue of the Company's financial statements as of March 31, 2013 and the meeting of the Company's Board in the issue of their approval would be considered a reasonable amount of time.

On May 30, 2013, after it was made clear that the financial statements reflect properly the financial position of the Company and its operating results, the Company's Board approved the financial statements of the Company as of March 31, 2013 in the presence of the following directors: Amit Yonay (Chairman), Dafna Cohen, Jaron Diament, Dr. Ben-Zion Weiner, Marc Allouche and David Grossman.

4.	PART 4 - THE CORPORATION'S FINANCIAL REPORTING

4.1	Significant events after the reporting date

4.1.1	On April 7, 2013, InterCure announced that an originating summons had been filed by Yazmonit Ltd., a company controlled by Dr. Benjamin Gavish (the former CEO's, Mr. Erez Gavish's, father), against it with the Tel-Aviv-Jaffa District Court according to which the Court is asked to render a verdict which declares that the license agreement had been approved and signed and the rights therein had been conferred and transferred by the respondent to the petitioner as required by law. Moreover, on May 13, 2013, InterCure filed a petition with the Court for dismissing the originating summons in limine and assigning the motion to a standard legal procedure.

4.1.2	After the date of the statement of financial position, on May 16, 2013, the Company informed InterCure of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition of July 25, 2012 into 7,620,695 Ordinary shares of InterCure. Prior to said decision, the Company held approximately 45.41% of InterCure's issued and outstanding share capital. Following said conversion and as of the date of the approval of the financial statements, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital. See more details in Note 6 to the consolidated financial statements.

4.2	Critical accounting estimates

There was no material modification to the critical accounting estimates as it was shown in the Company's periodic report for the year ended December 31, 2012.

May 30, 2013
Date	Amit Yonay, Chairman of the Board	David Grossman, CEO and Director

A-18

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF MARCH 31, 2013

UNAUDITED

INDEX

Page

Auditors' Review Report	B-2

Condensed Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	B-3 – B-4

Statements of Comprehensive Loss	B-5

Statements of Changes in Equity	B-6 – B-8

Statements of Cash Flows	B-9 – B-11

Notes to Financial Statements	B-12 – B-20

B-1

Auditors' review report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd (hereafter - the company) and its subsidiaries, which includes the condensed consolidated statement of financial position as of March 31, 2013 and the related condensed consolidated statement of comprehensive loss, changes in shareholders' equity, and cash flows for the three month period then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting", and they are also responsible to draw up interim financial information based on Chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
May 30, 2013	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003

Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

B-2

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,669	4,613	1,696
Short-term deposits	1,051	400	1,616
Trade receivables	99	-	76
Other accounts receivable	166	90	153
Restricted deposits	22	21	22
Inventories	323	-	229

	3,330	5,124	3,792

NON-CURRENT ASSETS:
Investment in associate	2,203	-	2,336
Property, plant and equipment, net	74	32	72
Intangible assets, net	4,814	2,457	4,886

	7,091	2,489	7,294

Total assets	10,421	7,613	11,086

The accompanying notes are an integral part of the financial statements.

B-3

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	803	107	743
Other accounts payable	778	644	906

	1,581	751	1,649

NON-CURRENT LIABILITIES:
Employee benefit liabilities	13	-	13

	13	-	13

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	5,998	5,772	5,997
Share premium and options	147,483	144,699	147,475
Accumulated deficit	(144,146)	(143,609)	(143,560)
Treasury shares	(2,469)	-	(2,469)
Foreign currency translation adjustments of foreign operations	164	-	114
Reserve from transactions with non-controlling interests	(204)	-	(204)

	6,826	6,862	7,353
Non-controlling interests	2,001	-	2,071

Total equity	8,827	6,862	9,424

Total liabilities and equity	10,421	7,613	11,086

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: May 30, 2013.

B-4

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)

Revenues	673	-	938
Cost of sales	(199)	-	(380)

Gross profit	474	-	558

Research and development expenses	(18)	(17)	(99)
Selling and marketing expenses	(686)	-	(848)
General and administrative expenses	(700)	(384)	(2,769)
Other gains, net	7	-	802

Operating loss	(923)	(401)	(2,356)

Finance income	21	33	60
Finance expenses	(10)	(1)	(15)

Finance income, net	11	32	45

Earnings (losses) from investment in associate	(190)	-	569

Loss for the period	(1,102)	(369)	(1,742)

Other comprehensive income:
Item which can be classified to profit or loss:
Foreign currency translation differences	51	-	114

Total other comprehensive income	51	-	114

Total comprehensive loss for the period	(1,051)	(369)	(1,628)

Loss for the period attributable to:
Equity holders of the Company	(872)	(369)	(1,390)
Non-controlling interests	(230)	-	(352)

	(1,102)	(369)	(1,742)
Total comprehensive loss for the period attributable to:
Equity holders of the Company	(821)	(369)	(1,276)
Non-controlling interests	(230)	-	(352)

	(1,051)	(369)	(1,628)

Basic and diluted loss per share (in U.S. dollars)	(0.004)	(0.002)	(0.006)

The accompanying notes are an integral part of the financial statements.

B-5

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2013 (audited)	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

Loss for the period	-	-	(872)	-	-	-	(872)	(230)	(1,102)
Other comprehensive income	-	-	-	-	51	-	51	-	51

Total comprehensive loss	-	-	(872)	-	51	-	(821)	(230)	(1,051)

Exercise and expiration of stock options in associate	-	-	-	-	(1)	-	(1)	-	(1)
Share-based payment to employees and others	-	-	286	-	-	-	286	160	446
Exercise of warrants into shares	1	8	-	-	-	-	9	-	9

Balance as of March 31, 2013 (unaudited)	5,998	147,483	(144,146)	(2,469)	164	(204)	6,826	2,001	8,827

The accompanying notes are an integral part of the financial statements.

B-6

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2012 (audited)	5,335	141,385	(143,276)	-	-	-	3,444	-	3,444

Comprehensive loss for the period	-	-	(369)	-	-	-	(369)	-	(369)
Share-based payment to employees and others	-	-	36	-	-	-	36	-	36
Issuance of shares and warrants	309	2,109	-	-	-	-	2,418	-	2,418
Exercise of warrants into shares	128	1,205	-	-	-	-	1,333	-	1,333

Balance as of March 31, 2012 (unaudited)	5,772	144,699	(143,609)	-	-	-	6,862	-	6,862

The accompanying notes are an integral part of the financial statements.

B-7

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2012 (audited)	5,335	141,385	(143,276)	-		-	3,444	-	3,444

Loss for the year	-	-	(1,390)	-	-	-	(1,390)	(352)	(1,742)
Other comprehensive income	-	-	-	-	114	-	114	-	114

Total comprehensive loss	-	-	(1,390)	-	114	-	(1,276)	(352)	(1,628)

Share-based payment to employees and others	-	-	1,106	-	-	-	1,106	193	1,299
Issuance of shares for business combination	176	2,293	-	(2,469)	-	-	-	1,858	1,858
Issuance of shares and warrants	309	2,109	-	-	-	-	2,418	-	2,418
Conversion of loan convertible into capital in subsidiary	-	-	-	-	-	(204)	(204)	372	168
Exercise of warrants into shares	177	1,688	-	-	-	-	1,865	-	1,865

Balance as of December 31, 2012 (audited)	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

The accompanying notes are an integral part of the financial statements.

B-8

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Loss for the period	(1,102)	(369)	(1,742)
Adjustments to reconcile loss to net cash used in operating activities (a)	549	86	236

Net cash used in operating activities	(553)	(283)	(1,506)

Cash flows from investing activities:

Acquisition of subsidiary, less cash received (d)	-	-	733
Investment in associate	-	-	(1,658)
Decrease in restricted deposit	-	-	1
Decrease (increase) in short-term bank deposits	583	982	(170)
Purchase of property, plant and equipment	(8)	(1)	(6)
Purchase of intangible assets	(73)	-	(80)
Other investments	-	-	(29)

Net cash provided by (used in) investing activities	502	981	(1,209)

Cash flows from financing activities:

Proceeds from issuance of shares and options	-	2,437	2,418
Receipts from exercise of warrants into shares	9	1,333	1,865

Net cash provided by financing activities	9	3,770	4,283

Increase (decrease) in cash and cash equivalents	(42)	4,468	1,568

Gains from exchange rate differences on cash and cash equivalents	15	22	5

Cash and cash equivalents at the beginning of the period	1,696	123	123

Cash and cash equivalents at the end of the period	1,669	4,613	1,696

The accompanying notes are an integral part of the financial statements.

B-9

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2013	2012	2012
		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	78	1	136
	Loss from disposal of property, plant and equipment	-	-	2
	Share-based payment transactions to employees and others	446	36	1,299
	Revaluation of short-term deposits	(18)	(10)	(75)
	Exchange rate differences on operating activities	(15)	(22)	(5)
	Gain from bargain purchase	-	-	(795)
	Change in employee benefit liabilities, net	-	-	2
	Loss (gain) from change in holding rate in associate	(7)	-	5
	Losses (earnings) from investment in associate	190	-	(569)

		674	5	-
	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	(23)	-	3
	Increase in other accounts receivable	(13)	(22)	(23)
	Increase in inventories	(94)	-	(44)
	Increase in trade payables	133	19	199
	Increase (decrease) in other accounts payable	(128)	84	101

		(125)	81	236

		549	86	236

(b)	Additional information on cash flows from operating activities:

	Interest received	16	16	40

The accompanying notes are an integral part of the financial statements.

B-10

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2013	2012	2012
		Unaudited		Audited
		U.S. dollars in thousands

(c)	Non-cash activities:

	Unpaid issuance expenses in connection with the private placement of March 18, 2012	-	19	-

	Purchase of property, plant and equipment on suppliers' credit	-	-	73

	Issuance of treasury shares to subsidiary	-	-	2,469

	Conversion of loan convertible into capital in subsidiary	-	-	168

(d)	Acquisition of newly consolidated subsidiary:

	Working capital (excluding cash and cash equivalents)	-	-	517
	Property, plant and equipment	-	-	(51)
	Intangible assets	-	-	(2,397)
	Gain from bargain purchase	-	-	795
	Non-current liabilities	-	-	11
	Non-controlling interests	-	-	1,858

		-	-	733

The accompanying notes are an integral part of the financial statements.

B-11

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Herzliya 46766. The Company owns 100% of Xtepo Ltd. ("Xtepo") and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware, USA.

The Company is a public company traded on the Tel-Aviv Stock Exchange ("TASE") and its American Depository Receipts ("ADRs") are quoted on the Pink Sheets.

On July 25, 2012, the Company completed the acquisition of about 50.79% of the issued and outstanding share capital of InterCure Ltd. (as of the date of acquisition) ("InterCure"), a public company whose shares are traded on the TASE and is engaged in the research, development, marketing and sale of home medical devices for the non-medicinal and non-invasive treatment of various diseases such as hypertension, congestive cardiac failure, insomnia and stress. As of March 31, 2013, the Company holds about 45.41% of InterCure's issued and outstanding share capital (see also Note 5 to the annual consolidated financial statements for 2012). As of the date of the approval of the financial statements, the Company holds about 54.72% of the share capital after converting the loan extended to InterCure into shares according to the acquisition agreement, see more details in Note 6 below.

On November 21, 2012, the Company acquired about 31.35% of the shares of Proteologics Ltd. ("Proteologics"), a public company whose shares are traded on the TASE, in consideration of approximately NIS 6.5 million (approximately $ 1.7 million) paid in cash. As of March 31, 2013, the Company holds about 30.88% of Proteologics' issued and outstanding share capital (see also Note 12 to the annual consolidated financial statements for 2012).

As of the date of the financial statements, the Company is in stages of planning for the implementation of a phase 2 clinical trial of the recombinant EPO ("rHuEPO") drug for treating Multiple Myeloma patients. As part of said preparations, the Company conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients to assist in targeting the phase 2 clinical trial protocol. The Company has expanded the study to additional centers in order to collect additional data beyond the original study plan. The data collected in the preliminary study will be combined in the plans and preparations for the implementation of the phase 2 clinical trial, as needed, which the Company expects to obtain approval for its conduct by the end of the fourth quarter of 2013.

B-12

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

On November 30, 2011, the Company completed the MinoGuard transaction according to which the Company acquired the activity of MinoGuard Ltd. ("MinoGuard"), founded by Mor Research Applications Ltd. ("Mor"), by obtaining an exclusive license to MinoGuard's entire technology, including the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) in return for royalties on sales and milestone payments to be provided throughout the clinical development process with no additional consideration. The drug is based on a combination of existing antipsychotic drugs and a known medicinal compound (Minocycline).

The Company has rights in patents and other assets in the field of treating Hepatitis C (the DOS program) which have been transferred to Presidio Pharmaceuticals Inc. ("Presidio") and returned to the Company by Presidio in August 2012 (see more details in Note 18a to the annual consolidated financial statements for 2012). The Company intends to examine the renewal of activity in the field of Hepatitis C and/or locate strategic partners for the continued development and marketing of drugs for treating Hepatitis C based on the DOS technology which had been returned by Presidio.

The following are the Company's subsidiaries as of March 31, 2013:

InterCure - a publicly traded company on the TASE. InterCure has two subsidiaries - InterCure Inc., incorporated in the U.S., and InterCure UK, incorporated in the UK (inactive).

Xtepo - a private company incorporated in Israel in November 2009 which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

XTL Inc. - was engaged in the development of therapeutics and business initiatives in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware, USA.

As of the date of the approval of the financial statements, XTL Inc. and XTL Development are inactive.

b.	The Company has incurred continuing losses and its entire income at this stage originates from InterCure, a subsidiary in which the control was acquired on July 25, 2012. The Company depends on external financing resources to continue its activities. Based on existing business plans, the Company's management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities through at least into the third quarter of 2014. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management's current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.
B-13

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

The Company expects to incur additional losses in 2013 arising from research and development activities, evaluating additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will be forced to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to dispose of marketable securities held by it or minimize its activities, sell or grant a sublicense to third parties to use all or part of its technologies.

NOTE 2:-	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Group as of March 31, 2013 and for the interim period of three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2012 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.	Estimates - the preparation of the interim financial statements requires the Group's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Group's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Group's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the annual consolidated financial statements for the year ended December 31, 2012.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2012, except for standards, amendments or interpretations to existing standards that became effective and that are mandatory for the accounting periods beginning January 1, 2013 as described below:

B-14

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a.	IFRS 10, "Consolidated Financial Statements" ("IFRS 10"):

IFRS 10 supersedes all existing guidance on the control and consolidation of financial statements in IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and SIC 12, "Consolidation - Special Purpose Entities". IFRS 10 redefines "control". The new definition focuses on the requirement that power and variable returns should exist in order for control to exist. "Power" is the current ability to direct the activities which significantly affect the returns. IFRS 10 contains, inter alia, guidance relating to differentiating between participating rights and protective rights as well as guidance relating to cases where an investor is acting on behalf of another party or on behalf of a group of parties (agent/principal relationships). The core principle whereby a consolidated entity presents the accounts of a parent company and its subsidiaries as a single entity remains unchanged as well as the mechanics of consolidation.

The Group has adopted IFRS 10 for the first time for the annual period commencing on January 1, 2013. The adoption of IFRS 10 did not have a material impact on the Group's consolidated financial statements.

b.	IAS 27 (Revised), "Separate Financial Statements" ("IAS 27R"):

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R.

The Group has adopted IAS 27R for the first time for the annual period commencing on January 1, 2013. Since IAS 27R does not address consolidated financial statements, its initial adoption did not have any effect on the Group's consolidated financial statements.

c.	IAS 28 (Revised), "Investments in Associates" ("IAS 28R"):

IAS 28R replaces IAS 28 in its previous format. The key changes contained in IAS 28R compared to IAS 28 relate to adding explicit references to the application of the equity method when accounting for investments in joint ventures as a result of the new guidance prescribed by IFRS 11.

The Group has adopted IAS 28R for the first time for the annual period commencing on January 1, 2013. The adoption of IAS 28R did not have any effect on the Group's consolidated financial statements.

d.	IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12"):

IFRS 12 prescribes disclosure requirements addressing accounting issues prescribed in IFRS 10 and IFRS 11, "Joint Arrangements" ("IFRS 11") and supersedes the existing disclosure requirements in IAS 28. The disclosure requirements prescribed in IFRS 12 include: significant judgments and assumptions; rights in subsidiaries; rights in joint arrangements and in associates; and rights in structured entities not consolidated in the financial statements.

The Group has adopted IFRS 12 for the first time for the annual period commencing on January 1, 2013. The initial adoption of IFRS 12 is expected to expand certain disclosures in the Group's consolidated financial statements regarding its rights in other entities.

B-15

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	IFRS 13, "Fair Value Measurement" ("IFRS 13"):

IFRS 13 focuses on improving the consistency and minimizing the complexity of fair value measurements by providing an accurate definition of the term "fair value" and offering a single source of guidance for the measurement of fair value and for the disclosure requirements of fair value measurement to be used by all the various IFRS standards. The requirements prescribed in IFRS 13 do not expand the use of fair value accounting but do provide guidance as to its adoption in cases where its use is required or allowed by other IFRS standards.

The Group has adopted IFRS 13 for the first time for the annual period commencing on January 1, 2013. IFRS 13 was adopted prospectively from said annual period. The disclosure requirements of IFRS 13 need not be applied to comparative figures relating to periods before the date of its initial adoption. The initial adoption of IFRS 13 did not have a material effect on the Group's consolidated financial statements.

f.	IAS 19 (Revised 2011), "Employee Benefits" ("IAS 19R"):

IAS 19R introduces significant changes in the manner of recognizing and measuring defined benefit plans and benefits in respect of employee dismissal and provides new disclosure requirements for all types of employees benefits within the scope of IAS 19 as follows:

-	The remeasurement of the net defined benefit liability (formerly - actuarial gains and losses) will be recognized in other comprehensive income and not in profit or loss.

-	The "corridor" approach which allowed the deferral of actuarial gains or losses has been eliminated.

-	Income from the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities. The return on plan assets excluding the aforementioned income recognized in profit or loss is included in the remeasurement of the net defined benefit liability.

-	The distinction between short-term employee benefits and long-term employee benefits is based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

-	Past service cost arising from changes in the plan is recognized immediately.

The Group has retrospectively adopted IAS 19R commencing on January 1, 2013 for all reported periods. The initial adoption of IAS 19R did not have a material effect on the Group's consolidated financial statements.

B-16

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	IAS 1 (Revised), "Presentation of Financial Statements" ("IAS 1R"):

IAS 1R modifies the manner of disclosure of items of other comprehensive income in the statement of comprehensive income according to the following principles:

-	The items presented in other comprehensive income should be separated into two groups based on whether they can be reclassified in the future to profit or loss. Accordingly, items which cannot be reclassified in the future to profit or loss will be presented separately from the re-classifiable items.

-	Entities that choose to present the items of other comprehensive income before the respective tax will be required to separately present the tax effect of each of the abovementioned groups.

-	The title of the statement of comprehensive income was changed to "statement of profit or loss and other comprehensive income"; however, IAS 1 allows entitie4s to use other titles.

The Group has adopted IAS 1R for the first time for the annual period commencing on January 1, 2013 retrospectively for all reported periods. Since all of the Group's items of other comprehensive income may be reclassified in the future to profit or loss, the initial adoption of IAS 1R did not have a material impact on the Group's consolidated financial statements.

h.	IAS 34 (Revised), "Interim Financial Reporting" ("IAS 34R"):

IAS 34R, which forms part of the Annual Improvements document issued in May 2012, clarifies the disclosure requirements in interim financial reporting regarding segment assets and segment liabilities. According to IAS 34R, disclosure must be provided in the interim financial statements for the measure of total assets and total liabilities attributed to a certain reporting segment if these amounts are regularly provided to the Chief Operating Decision Maker ("CODM") and in the event of a material change in the measures already disclosed in respect of said reporting segment in the latest annual financial statements.

The Group has adopted IAS 34R for the first time for the annual period commencing on January 1, 2013. The initial adoption of IAS 34R did not have a material impact on the Group's consolidated financial statements.

B-17

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 4:-	SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 21, 2013, InterCure announced that the examination conducted as part of the process of concluding the engagement with Mr. Erez Gavish, the former CEO ("Mr. Gavish"), revealed several issues which require inspection in connection with InterCure's actions during Mr. Gavish's term as CEO, including the legal validity granted to the license agreement of October 2011 signed between InterCure and a company controlled by Dr. Benjamin Gavish (Mr. Gavish's father and an interested party in InterCure at the time). InterCure's Board appointed a committee which includes an external attorney hired for this purpose and another director in InterCure in order to investigate the issue and provide the Board conclusions. In addition, a notice was delivered to Mr. Gavish and Dr. Gavish on the establishment of said committee which summoned the two to provide explanations regarding the issues under inspection and requested that they inform any of their future potential partners or investors of the inspection of the legal validity of said license agreement. As for developments after the reporting period, see Note 6 below.

b.	On February 21, 2013, the Company's extraordinary general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company decided to extend the exercise period of said warrants from February 27, 2013 to December 31, 2013. This decision was subject to the approval of the District Court pursuant to Section 350 to the Israeli Companies Law, 1999. On March 12, 2013, the Court approved the decision to extend the exercise period of the warrants.

c.	In keeping with the negotiations held between the Company and Kitov Pharmaceuticals Ltd. (see Note 18a to the annual consolidated financial statements for 2012), on March 5, 2013, the parties to the transaction decided to cease the negotiations as they failed to yield any binding agreement.

d.	On March 21, 2013, Prof. Reuven Zimlichman was appointed as InterCure's medical director. According to his consulting agreement, he will provide InterCure services consisting of research and development consulting, intellectual property and medical regulation management. Prof. Zimlichman was granted 130,000 stock options exercisable into 130,000 Ordinary shares of InterCure for an exercise increment of NIS 0.54 per stock option. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. Alternatively, if as a result of the signing of an agreement between InterCure and a medical institution (such as a Health Management Organization) for the sale of InterCure's products through the medical institution the total sales of InterCure's products exceed US$ 175,000, then 30% of the then unvested stock options will vest. The fair value of all the stock options using the Black-Scholes model in accordance with the provisions of IFRS 2 as of the date of InterCure's Board's approval approximates $ 9 thousand. The exercise period of the stock options is a maximum of 10 years from the date of grant.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 92.21%, risk-free interest rates of 2.76%-3.21% and expected life of 5-6.5 years.

B-18

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 4:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

e.	During the reporting period, holders of the Company's warrants (series 2) exercised 31,410 warrants (series 2) into 31,410 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 1.02 per warrant. The overall proceeds from the exercise of the warrant (series 2) totaled approximately $ 9 thousand (approximately NIS 32 thousand).

NOTE 5:	SEGMENT REPORTING

The Group's management has established operating segments in accordance with reports reviewed by the Chief Operating Decision Maker ("CODM") and which are used to make strategic decisions. Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the CODM reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world.

Segment reporting data for the three months ended March 31, 2013 and for the year ended December 31, 2012:

	Three months ended March 31, 2013 (unaudited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	574	91	8	-	-	673
Inter-segment revenues	-	-	536	-	(536)	-

Total revenues	574	91	544	-	(536)	673

Segment results	(40)	1	4	(68)	-	(103)

Unallocated joint expenses						(827)
Other income, net						7
Financial income, net						11
losses from investment in associate						(190)

Loss for the period						(1,102)

B-19

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 (UNAUDITED)

NOTE 5:	SEGMENT REPORTING (Cont.)

	Year ended December 31, 2012 (audited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	766	167	5	-	-	938
Inter-segment revenues	-	-	583	-	(583)	-

Total revenues	766	167	588	-	(583)	938

Segment results	(112)	(53)	1	(388)	-	(552)

Unallocated joint expenses						(2,606)
Other income, net						802
Financial income, net						45
Earnings from investment in associate						569

Loss for the year						(1,742)

NOTE 6:-	EVENTS AFTER THE REPORTING PERIOD

a.	On April 7, 2013, InterCure announced that an originating summons had been filed by Yazmonit Ltd., a company controlled by Dr. Benjamin Gavish (the former CEO's, Mr. Erez Gavish's, father), against it with the Tel-Aviv-Jaffa District Court according to which the Court is asked to render a verdict which declares that the license agreement had been approved and signed and the rights therein had been conferred and transferred by the respondent to the petitioner as required by law. Moreover, on May 13, 2013, InterCure filed a petition with the Court for dismissing the originating summons in limine and assigning the motion to a standard legal procedure.

b.	On May 16, 2013, the Company informed InterCure of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition of July 25, 2012 into 7,620,695 Ordinary shares of InterCure as agreed in advance in the acquisition agreement. Following said conversion and as of the date of the approval of the financial statements, the Company holds about 54.72% of InterCure's issued and outstanding share capital.

B-20

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF MARCH 31, 2013

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

INDEX

Page

Auditors' Review Report	C-2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	C-3

Income and Expenses Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	C-4

Cash Flows Included in the Statements Attributable to the Company Itself as a Parent	C-5 – C-6

Notes and Additional Information to the Financial Data	C-7 – C-9

C-1

To the shareholders of

XTL Biopharmaceuticals Ltd.

Re:	Special report of for the review of the separate interim financial information according to regulation 38(d) to the Israel Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction

We have reviewed the accompanied separate interim financial information according to regulation 38(d) to the Israel Securities Regulations (Periodic and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd (hereafter - the Company), as of March 31, 2013 and for the three month period then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial information is not prepared, in all material respects, in accordance with regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
30-May-13	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

C-2

XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	554	3,934	241
Short-term deposits	502	-	1,008
Accounts receivable	93	72	109
Convertible loan extended to investee	369	-	352
Receivables for investees	46	66	94
Restricted deposits	22	21	22

	1,586	4,093	1,826
NON-CURRENT ASSETS:
Property, plant and equipment, net	34	32	31
Intangible assets	5	5	5

	39	37	36

Net amount attributable to equity holders of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information of investees	6,297	3,733	6,541

Total assets attributable to the Company itself as a parent	7,922	7,863	8,403

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	103	52	97
Payables for investees	511	337	365
Other accounts payable	482	612	588

	1,096	1,001	1,050
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	5,998	5,772	5,997
Share premium	147,483	144,699	147,475
Accumulated deficit	(144,146)	(143,609)	(143,560)
Treasury shares	(2,469)	-	(2,469)
Other capital reserves	164	-	114
Reserve from transactions with non-controlling interests	(204)	-	(204)

Total equity	6,826	6,862	7,353

Total liabilities and equity	7,922	7,863	8,403

The accompanying notes and additional information are an integral part of the financial data.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: May 30, 2013.

C-3

XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Income and Expenses Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands

Research and development expenses	(10)	(17)	(92)
General and administrative expenses	(514)	(365)	(2,379)
Other gains, net	7	-	787

Operating loss	(517)	(382)	(1,684)

Finance income	19	12	51
Finance expenses	(19)	(3)	(57)

Finance income (expenses), net	-	9	(6)

Loss after financing	(517)	(373)	(1,690)

Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	(355)	4	300

Loss for the period attributable to equity holders of the parent	(872)	(369)	(1,390)

Other comprehensive income:
Item which can be classified to profit or loss:
Foreign currency translation differences	51	-	114

Total other comprehensive income	51	-	114

Loss for the period attributable to the Company itself as a parent	(821)	(369)	(1,276)

The accompanying notes and additional information are an integral part of the financial data.

C-4

XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements

Attributable to the Company itself as a Parent

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Loss for the period	(872)	(369)	(1,390)
Adjustments to reconcile loss to net cash used in operating activities (a)	547	104	139
Net cash flows from operating activities relating to transactions with investees	123	152	125

Net cash used in operating activities	(202)	(113)	(1,126)

Cash flows from investing activities:

Acquisition of subsidiary	-	-	(149)
Investment in associate	-	-	(1,658)
Decrease (increase)in short-term bank deposits	509	192	(798)
Purchase of property, plant and equipment	(5)	(1)	(6)
Other investments	-	-	(29)
Net cash used in investing activities relating to transactions with investees	-	-	(330)

Net cash provided by (used in) investing activities	504	191	(2,970)

Cash flows from financing activities:

Proceeds from issuance of shares and options	-	2,437	2,418
Receipts from exercise of stock options into shares	9	1,333	1,865

Net cash provided by financing activities	9	3,770	4,283

Increase in cash and cash equivalents	311	3,848	187

Gains (losses) from exchange rate differences on cash and cash equivalents	2	21	(11)

Cash and cash equivalents at the beginning of the period	241	65	65

Cash and cash equivalents at the end of the period	554	3,934	241

The accompanying notes and additional information are an integral part of the financial data.

C-5

XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements

Attributable to the Company itself as a Parent

		Three months ended March 31,		Year ended December 31,
		2013	2012	2012
		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	2	1	5
	Loss from disposal of property, plant and equipment	-	-	2
	Share-based payment transactions to employees and others	286	36	1,106
	Gains (losses) from exchange rate differences on operating activities	(2)	(21)	11
	Gain from bargain purchase	-	-	(795)
	Revaluation of short-term deposits	(3)	-	(19)
	Loss (gain) from change in holding rate in associate	(7)	-	5
	Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	355	(4)	(300)

		631	12	15
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable	16	(11)	(48)
	Increase in trade payables	6	19	64
	Increase (decrease) in other accounts payable	(106)	84	108

		(84)	92	124

		547	104	139
(b)	Non-cash activities:

	Unpaid issuance expenses in connection with the private placement of March 18, 2012	-	19	-

	Issuance of treasury shares to subsidiary	-	-	2,469

The accompanying notes and additional information are an integral part of the financial data.

C-6

XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate interim financial information	-	separate interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate interim financial information are as these terms are defined in the condensed consolidated financial statements of the Company as of March 31, 2013 and for the three months period then ended ("condensed interim consolidated statements").

Investee	-	subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.	The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in conformity with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations"). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9c to the Periodic Report Regulations ("Regulation 9c"), with the obligated changes, will be disclosed in the interim statement along with the auditors' review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial statements of the Company as of March 31, 2013 and for the three months period then ended ("condensed interim consolidated financial statements") attributable to the Company itself as the parent.

C-7

XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

This separate interim financial information should be read in conjunction with the condensed interim consolidated financial statements and with the separate financial information of the Company as of December 31, 2012 and for each of the three years in the period then ended ("the Company's separate financial information for 2012") and the accompanying notes which have been prepared in accordance with Regulation 9c to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the "Clarification Regarding the Separate Financial Statement of the Corporation" which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum ("IAS Staff Clarification").

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company's separate financial information for 2012 as elaborated therein.

The interim financial information is reviewed but not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" in particular and it does not constitute interim financial information prepared in accordance with IAS 34, "Interim Financial Reporting".

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

Note 2: -	Relations, Engagements, Loans, Material Investments and Transactions between the Company and Its Investees

a.	In March 2013, the Company invested a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc., by way of contribute to capital an amount of approximately $ 54 thousand already advanced to XTL Biopharmaceuticals Inc.

C-8

XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 2: -	Relations, Engagements, Loans, Material Investments and Transactions between the Company and Its Investees (Cont.)

b.	On March 3, 2013, the Company informed the subsidiary, InterCure Ltd. ("InterCure"), that in the event that the Company decides not to convert the loan into shares, it will grant InterCure a six-month extension for repaying the loan ("the maturity date"), provided that in the event that InterCure receives any funds from whatever source (excluding operating income) by the maturity date, it will be obligated to repay the outstanding loan to the Company, in whole or in part, in installments of at least $ 50 thousand each (As for developments after the reporting period' see note 6 below).

Note 3: -	Events after the Date of the Statement of Financial Position

On May 16, 2013, the Company informed InterCure of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition of July 25, 2012 into 7,620,695 Ordinary shares of InterCure. Prior to said decision, the Company held about 45.41% of InterCure's issued and outstanding share capital. Following said conversion and as of the date of the approval of the financial statements, the Company holds about 54.72% of InterCure's issued and outstanding share capital.

C-9

APPENDIX A

Interim report on the effectiveness of internal control over financial reporting and disclosure pursuant to the Israeli Regulation 38c(a)

Management, under the supervision of the board of directors of XTL Biopharmaceuticals Ltd. ("the Company"), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Company. The executive officers in charge are:

1.	Mr. David Grossman, CEO.
2.	Mr. Ronen Twito, Deputy CEO and CFO.
3.	Mr. Navon Shalom, Controller.

Internal control over financial reporting and disclosure consists of the Company's existing controls and procedures that have been planned by the CEO and the most senior financial officer or under their supervision, or by the equivalent acting officers, under the governance of the Company's board of directors, designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Company is required to disclose in the financial statements issued by law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Company is required to disclose as above is gathered and transferred to the Company's management, including the CEO and the most senior financial officer, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Because of its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the financial statements will be prevented or detected.

In the annual report on the effectiveness of internal control over financial reporting and disclosure which is attached to the periodic report for the period ended December 31, 2012 ("the last annual report on internal control"), management and the board of directors have assessed the Company's internal control; based on this assessment, the Company's board of directors and management have concluded that the Company's internal control as above as of December 31, 2012 is effective.

Through the date of this report, no events or circumstances have been brought to the knowledge of the board of directors and management that are liable to change the assessment of the effectiveness of internal control, as found in the last quarterly report on internal control.

As of the date of this report, based on the assessment of the effectiveness of internal control in the last annual report on internal control, and based on information brought to the knowledge of management and the board of directors, as above, internal control is effective.

It is indicated that on July 25, 2012, the Company completed an acquisition of 50.79% of the shares of InterCure Ltd. ("InterCure") following which the Company obtained control over InterCure for the first time. As of March 31, 2013, the Company holds about 45.41% of InterCure's share capital. InterCure is not part of the scope of this report.

D-1

Chief Executive Officer's Statement pursuant to Regulation 38c(d)(1):

Letter of Representation

Chief Executive Officer's Statement

I, David Grossman, hereby declare that:

(1)	I have reviewed the quarterly report of XTL Biopharmaceuticals Ltd. ("the Company") for the first quarter of 2013 ("the reports").

(2)	To my knowledge, the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my last evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

D-2

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the last report through the date of this report, that is to modify the conclusion of the management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

May 30, 2013
Date	David Grossman, CEO

D-3

Chief Financial Officer's Statement pursuant to Regulation 38c(d)(2):

Letter of Representation

Chief Financial Officer's Statement

I, Ronen Twito, hereby declare that:

(1)	I have reviewed the interim financial statements and the other financial information included in the interim reports of XTL Biopharmaceuticals Ltd. ("the Company") for the first quarter of 2013 ("the reports" or "the interim reports").

(2)	To my knowledge, the interim financial statements and any other financial information included in the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the interim financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my last evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure, to the extent that it refers to the interim financial statements and any other financial information included in the interim reports, that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

D-4

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the last report through the date of this report, that relates to the interim financial statements and to any other financial information included in the interim reports that is to modify, in my evaluation, the conclusion of management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

May 30, 2013
Date	Ronen Twito, Deputy CEO and CFO

D-5

XTL BIOPHARMACEUTICALS LTD.

PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

UNAUDITED

INDEX

Page

Auditors' Special Review Report	E-2

Condensed Pro forma Consolidated Statements of Comprehensive Loss	E-3 – E-4

Notes to Pro forma Interim Consolidated Financial Statements	E-5 – E-7

E-1

Special auditors' review report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanied financial information of XTL Biopharmaceuticals Ltd (hereafter - the company) and its subsidiaries, which includes the proforma consolidated condensed statement of the comprehensive loss for the three month period ended March 31, 2013. The Board of directors and management are responsible for the preparation and fair presentation of this interim proforma financial information in accordance with IAS 34 "Interim Financial Reporting", subject to regulation 38(b) to the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and to the proforma assumptions detailed in this proforma financial information, and are responsible to the preparation of the interim proforma financial information for this period according to chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We have not reviewed the condensed interim financial information of a consolidated company, which its income included in the proforma consolidation are 100% of the total proforma consolidated income for the three month period then ended. The interim condensed financial information of this consolidated company was reviewed by other independent auditors, whose review report have been presented to us, and our conclusion, insofar as it relates to financial information for this company, is based on the review report of the other auditors.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the proforma accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34 subject to regulation 38(b) to the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and to the proforma assumptions detailed in this proforma financial information

In addition to what is said in the previous paragraph, based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the proforma accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
May 30, 2013	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

E-2

XTL BIOPHARMACEUTICALS LTD.

Condensed Pro forma Consolidated Statements of Comprehensive Income (Loss)

	Three months ended March 31, 2012	Year ended December 31, 2012
	Unaudited	Audited
	U.S. dollars in thousands

Revenues	645	2,267
Cost of sales	(250)	(808)

Gross profit	395	459

Research and development expenses	(55)	(186)
Selling and marketing expenses	(428)	(1,595)
General and administrative expenses	(526)	(3,064)
Other gains, net	795	802

Operating income (loss)	181	(2,584)

Finance income	33	145
Finance expenses	(12)	(49)

Finance income (expenses), net	21	96

Earnings from investment in associate	-	569

Income (loss) before taxes on income	202	(1,919)

Tax benefit	10	-

Net income (loss) for the period	212	(1,919)

Other comprehensive income:
Item which can be classified to profit or loss:
Foreign currency translation adjustments of foreign operations	-	114

Total other comprehensive income	-	114

Total comprehensive income (loss) for the period	212	(1,805)

Income (loss) for the period attributable to:
Equity holders of the Company	315	(1,502)
Non-controlling interests	(103)	(417)

	212	(1,919)

The accompanying notes are an integral part of the financial statements.

E-3

XTL BIOPHARMACEUTICALS LTD.

Condensed Pro forma Consolidated Statements of Comprehensive Income (Loss) (Cont.)

	Three months ended March 31, 2012	Year ended December 31, 2012
	Unaudited	Audited
	U.S. dollars in thousands (except per share data)

Total comprehensive income (loss) for the period attributable to:
Equity holders of the Company	315	(1,388)
Non-controlling interests	(103)	(417)

	212	(1,805)

Basic and diluted net earnings (loss) per share (in U.S. dollars)	0.002	(0.007)

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the pro forma financial statements by the Company's Board: May 30, 2013.

E-4

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of March 31, 2013 (Unaudited)

NOTE 1:-	A DESCRIPTION OF THE PRO FORMA EVENT

On June 12, 2012, the Company entered into a master agreement with InterCure whereby, subject to the execution of the debt refinancing pursuant to Section 350 to the Israeli Companies Law, 1999 ("the debt refinancing") before the completion of the transaction in which InterCure will convert its entire debts into Ordinary shares of InterCure based on a distribution mechanism as agreed upon with all its creditors (including its employees), the Company will acquire the control over InterCure in return for a cumulative investment of approximately $ 2.7 million, partly paid in cash and partly by the allocation of Company shares. In addition to the Company's investment in InterCure, a third party ("Medica Fund") will invest a total of $ 630 thousand in InterCure.

As part of the prerequisites underlying the agreement, InterCure committed that on the date of completion of the transaction, it shall be free of any debts and/or monetary liabilities, net and of all contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

On July 25, 2012, the transaction was completed following the fulfillment of the prerequisites and the Company acquired 16,839,532 Ordinary shares of InterCure with no par value in return for the allocation, by private placement, of 7,165,662 Ordinary shares of NIS 0.1 par value each of the Company whose value as of the date of signing the agreement based on the quoted market price of the Company's shares on the TASE totaled approximately $ 2.2 million, representing a value of InterCure of $ 1.75 million before the money but after the conversion of InterCure's entire debts as described above ("InterCure's adjusted value"). The fair value of the Company's shares as of the date of completion of the transaction approximated $ 2,469 thousand. In addition, the Company transferred to InterCure an amount of approximately $ 150 thousand in cash based on InterCure's adjusted value. Following said allocation, the Company held about 50.79% of InterCure's issued and outstanding share capital. The investment by Medica Fund as of the date of completion of the transaction based on InterCure's adjusted value totaled approximately $ 460 thousand.

Furthermore, the Company and Medica Fund extended InterCure a loan convertible into shares in the amount of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months bearing an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will represent, upon conversion of the loan and assuming full dilution, about 24.47% of InterCure's issued and outstanding share capital as of the date of completion of the transaction (the Company's share in the convertible loan will be 16.15% of InterCure's issued and outstanding share capital). On August 6, 2012, Medica Fund converted the loan extended to InterCure into shares. On May 16, 2013, the Company converted the loan extended to InterCure into shares, bringing its stake in InterCure's issued and outstanding share capital to 54.72%.

If all the stock options granted to employees, service providers and directors in InterCure that have not yet expired or been forfeited are exercised, the Company's stake in InterCure will reach about 52.91%.

E-5

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of March 31, 2013 (Unaudited)

NOTE 1:-	A DESCRIPTION OF THE PRO FORMA EVENT (Cont.)

On October 28, 2012, InterCure allocated 20,185,184 performance-based stock options that are exercisable into 20,185,184 Ordinary shares with no par value to Gibuv Ltd. ("Gibuv"). If all the performance-based stock options granted to Gibuv are exercised and assuming all the stock options granted to employees, service providers and directors in InterCure that have not yet expired or been forfeited are exercised, the Company's stake in InterCure will be about 36.83% of InterCure's issued and outstanding share capital. As of the date of signing these financial statements, the stock options granted to Gibuv have not yet vested.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The condensed pro forma interim consolidated financial statements ("pro forma statements") have been prepared in conformity with Regulation 38b to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. The significant accounting policies adopted in the preparation of the pro forma statements are consistent with those followed in the preparation of the interim consolidated financial statements of the Company, except as described in Note 3 below.

NOTE 3:-	ASSUMPTIONS USED IN THE PREPARATION OF THE PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a.	The pro forma consolidated statements of comprehensive loss were presented in order to reflect the Group's operating results had the InterCure acquisition transaction been completed on January 1, 2012.

b.	Since the date of the pro forma investment (January 1, 2012), the Company's stake in InterCure is 50.79% of the issued and outstanding share capital of InterCure.

c.	InterCure completed the debt refinancing prior to the closing of the transaction, namely on December 31, 2011. Accordingly, finance expenses recognized by InterCure on its interest-bearing financial liabilities that were converted as part of InterCure's debt settlement have been deducted. However, finance expenses have been adjusted to reflect the interest on the loan that Medica Fund provided InterCure.

NOTE 4:-	SEGMENT REPORTING

The Group's management has determined the business segments based on reports that are reviewed by the chief operating decision maker to make strategic decisions.

Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the Chief Operating Decision Maker ("CODM") reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world.

E-6

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of March 31, 2013 (Unaudited)

NOTE 4:-	SEGMENT REPORTING (Cont.)

Segment reporting data disclosed below assumes that InterCure acquisition was completed on January 1, 2012:

	Three months ended March 31, 2012 (unaudited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	551	88	6	-	-	645
Inter-segment revenues	-	-	155	-	(155)	-

Total revenues	551	88	161	-	(155)	645

Segment results	(59)	(41)	4	(105)	-	(201)

Unallocated joint expenses						(413)
Other income, net						795
Finance income, net						21

Income before taxes on income						202

	Year ended December 31, 2012 (audited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	1,872	383	12	-	-	2,267
Inter-segment revenues	-	-	755	-	(755)	-

Total revenues	1,872	383	767	-	(755)	2,267

Segment results	(138)	(67)	3	(388)	-	(590)

Unallocated joint expenses						(2,796)
Other income, net						802
Finance income, net						96
Earnings from investment in associate						569

Loss before taxes on income						(1,919)

E-7

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 30, 2013	By:	/s/ David Grossman
Name: David Grossman
Title: Chief Executive Officer